Exhibit 1

NXP Semiconductors Reports Fourth Quarter and Full-year 2013 Results

	Q4 2013		FY 2013
Revenue	$1,293	million	$4,815	million
GAAP Gross margin	45.6%		45.2%
GAAP Operating margin	15.3%		13.5%
GAAP Diluted earnings per share	$0.37		$1.36
Non-GAAP Gross margin	49.2%		47.7%
Non-GAAP Operating margin	25.1%		23.3%
Non-GAAP Diluted earnings per share	$0.99		$3.29

Eindhoven, The Netherlands, February 6, 2014 – NXP Semiconductors N.V. (NASDAQ: NXPI) today reported financial results for the fourth quarter and the full-year of 2013, ended December 31, 2013, and provided guidance for the first quarter 2014.

“Our results for the fourth quarter of 2013 again came in near the high-end of our guidance, as NXP delivered Product revenue of $1,251 million, approximately a 3 percent sequential increase, and nearly a 17 percent increase from the prior year period—very good performance when considering the fourth quarter is usually a seasonality declining quarter for NXP. Total NXP revenue in the fourth quarter was $1,293 million, nearly a 4 percent sequential increase, and nearly a 16 percent increase from the prior year period,” said Richard Clemmer, NXP Chief Executive Officer.

“On a full-year basis, NXP delivered Product revenue of $4,678 million, a 13 percent year-on-year growth, as demand associated with key HPMS design opportunities continued to accelerate. Specifically, full-year revenue in our core HPMS segment increased 19 percent year-on-year due to very strong and better than industry growth across all our HPMS end markets. In our Standard product segment full-year revenue declined 2 percent year-on-year, reflecting flat growth in our discrete components business, and a decline in our logic business. Taken together, total NXP revenue increased greater than 10 percent year-on-year to $4,815 million.

“Growth in our HPMS segment during the fourth quarter was strong, resulting in growth of 22 percent year-on-year growth and about 4 percent sequentially. We experienced record revenue levels in both our Automotive and Portable & Computing end markets – both in excess of guidance. Our Automotive business delivered better than seasonal growth due to sales of entertainment and keyless-entry products. With sales up 21 percent year-on-year, our Automotive business is firmly established on a sales run-rate of greater than $1 billion per year. Within our Portable & Computing business, revenue was up 50 percent versus the prior year driven by strong demand for our MCU and high-speed interface products for strategic design wins in the high-end smartphone and tablet market. Performance in our Identification business was in-line with expectations and up 13 percent year on year. The results in our Industrial & Infrastructure were slightly below our expectations as a result of weaker than expected demand for PC notebook power supply and silicon tuner products, but still up nearly 20 percent year-on-year.

“From an earnings per share perspective, we exceeded the mid-point of guidance due to stronger overall product revenue. Additionally, as planned we continued to realize an improvement in gross margin within our Standard Products segment and demonstrated good overall operating expense control. Taken together, our above market growth and ongoing improving margin performance resulted in a 19 percent non-GAAP free cash flow margin during the quarter. In summary, 2013 was a very good year for NXP – a year our strategy of providing differentiated product solutions was confirmed by strong support from our customers resulting in significant revenue and earnings growth. We would like to thank all of the NXP team for their efforts in helping to deliver our performance. We believe our strategy will continue to deliver robust results,” said Clemmer.

Summary of Fourth Quarter and Full-year 2013 Results ($ millions, except EPS, unaudited)

	Q4 2013	Q3 2013	Q4 2012	Q - Q	Y - Y	2013	2012	Y - Y
Product Revenue	$1,251	$1,213	$1,072	3%	17%	$4,678	$4,144	13%
Corporate & Other	$42	$36	$44	17%	-5%	$137	$214	-36%

Total Revenue	$1,293	$1,249	$1,116	4%	16%	$4,815	$4,358	10%
GAAP Gross Profit	$589	$570	$490	3%	20%	$2,177	$1,988	10%
Gross Profit Adjustments (1)	$(47)	$(15)	$(25)			$(121)	$(8)
Non-GAAP Gross Profit	$636	$585	$515	9%	23%	$2,298	$1,996	15%
GAAP Gross Margin	46%	46%	44%			45%	46%
Non-GAAP Gross Margin	49%	47%	46%			48%	46%
GAAP Operating Income	$198	$168	$33	18%	500%	$651	$412	58%
Operating Income Adjustments (1)	(126)	(117)	(192)			(469)	(422)
Non-GAAP Operating Income	$324	$285	$225	14%	44%	$1,120	$834	34%
GAAP Operating Margin	15%	14%	3%			14%	10%
Non-GAAP Operating Margin	25%	23%	20%			23%	19%
GAAP Net Income / (Loss)	$96	$155	$(116)	-38%	NM	$348	$(115)	NM
Net Income Adjustments (1)	(157)	(64)	(258)			(492)	(592)
Non-GAAP Net Income / (Loss)	$253	$219	$142	16%	78%	$840	$477	76%
GAAP EPS	$0.37	$0.60	$(0.47)	-38%	NM	$1.36	$(0.46)	NM
EPS Adjustments (1)	$(0.62)	$(0.25)	$(1.03)			$(1.93)	$(2.34)
Non-GAAP EPS	$0.99	$0.85	$0.56	16%	77%	$3.29	$1.88	75%

1.	Please see “Discussion of GAAP to non-GAAP Reconciliation” on page 3 of this release.

Supplemental Information ($ millions, unaudited)

	Q4 2013	Q3 2013	Q4 2012	Percent Q4 Total	Q - Q	Y - Y	2013	2012	Y - Y
Automotive	$275	$261	$227	21%	5%	21%	$1,019	$939	9%
Identification	$329	$329	$290	25%	0%	13%	$1,297	$986	32%
Infrastructure & Industrial	$194	$202	$162	15%	-4%	20%	$729	$634	15%
Portable & Computing	$159	$130	$106	12%	22%	50%	$488	$417	17%

High Performance Mixed Signal (HPMS)	$957	$922	$785	74%	4%	22%	$3,533	$2,976	19%
Standard Products (STDP)	$294	$291	$287	23%	1%	2%	$1,145	$1,168	-2%

Product Revenue	$1,251	$1,213	$1,072	97%	3%	17%	$4,678	$4,144	13%
Corporate & Other	$42	$36	$44	3%	17%	-5%	$137	$214	-36%

Total Revenue	$1,293	$1,249	$1,116	100%	4%	16%	$4,815	$4,358	10%

Product Revenue is the combination of revenue from the High Performance Mixed Signal (HPMS) and Standard Products (STDP) segments. Percent of quarterly total amounts may not add to 100 percent due to rounding.

Additional and Subsequent Information for the Fourth Quarter of 2013:

•	Effective February 6, 2014, NXP expanded its existing stock repurchase program. Under the expanded stock repurchase program, NXP may repurchase shares to cover in part employee stock options and equity rights under its long term incentive plans. The new repurchase program approved by the Board of Directors enables NXP to repurchase up to twenty-five (25) million shares of its common stock from time to time in both privately negotiated and open market transactions, subject to management’s evaluation of market conditions, terms of private transactions, the best interests of NXP shareholders, applicable legal requirements and other factors. There is no guarantee as to the exact number of shares that will be repurchased under the stock repurchase program, and NXP may terminate the repurchase program at any time. Repurchased shares are held in treasury and are accounted for as a reduction of stockholders’ equity.

•	On December 11, 2013, NXP entered into a new $400 million aggregate principal amount senior secured term loan facility due January 11, 2020. Concurrently, NXP called the $496 million principal amount senior secured term loan facility due January 11, 2020. A $100 million draw-down under our existing revolving credit facility and approximately $6 million of cash on hand were used to settle the combined transactions, as well as pay the related call premium of $5 million and accrued interest of $5 million.

•	On October 15, 2013, NXP used the net proceeds from the $500 million senior unsecured notes issued on September 24, 2013 to repay its outstanding $422 million 9.75% senior secured notes due August 2018. As a result of the extinguishment, capitalized issue costs related to the 9.75% senior secured notes in the amount of $9 million were written off in the fourth quarter of 2013

•	During the fourth quarter of 2013, NXP determined that, under U.S. GAAP a change to our reportable segments was warranted due to the significant decline in external revenue and cost reported under the Manufacturing Operations segment. On an ongoing basis the results of the Manufacturing Operations segment will be reflected within Corporate and Other.

•	NXP repurchased approximately 4 million shares in the fourth quarter of 2013 for a total cost of approximately $163 million. For the full-year 2013, NXP repurchased approximately 11 million shares for a total cost of approximately $405 million.

•	Net cash interest paid in the fourth quarter of 2013 was $44 million, and for the full-year 2013 was $174 million.

•	SSMC, NXP’s consolidated joint-venture wafer fab with TSMC, reported fourth quarter 2013 operating income of $46 million, EBITDA of $59 million and a closing cash balance of $353 million. For the full-year 2013 SSMC reported operating income of $169 million and EBITDA of $217 million.

•	Utilization in NXP wafer fabs averaged 95 percent in the fourth quarter of 2013 compared to 85 percent in the prior year period and 90 percent in the prior quarter.

Guidance for the First Quarter 2014: ($ millions, except share count and EPS) (1)

	Guidance Range
	Low	Mid	High
Product Revenue	$1,175	$1,195	$1,215
Q-Q	-6%	-4%	-3%
Other Revenue	$35	$35	$35

Total Revenue	$1,210	$1,230	$1,250
Q-Q	-6%	-5%	-3%
Non-GAAP Gross Profit	$583	$598	$612
Non-GAAP Gross Margin	48%	49%	49%
Non-GAAP Operating Income	$276	$290	$306
Non-GAAP Operating Margin	23%	24%	24%
Interest Expense	$35	$35	$35
Cash Taxes	$8	$8	$8
Non-controlling Interest	$18	$18	$18

Non-GAAP Net Income	$215	$229	$245
Ave. Diluted Shares	256	256	256
Non—GAAP EPS	$0.84	$0.90	$0.96

Note (1): NXP has based the guidance included in this release on judgments and estimates that management believes are reasonable given its assessment of historical trends and other information reasonably available as of the date of this release. The guidance included in this release consists of predictions only, and is subject to a wide range of known and unknown risks and uncertainties, many of which are beyond NXP’s control. The guidance included in this release should not be regarded as representations by NXP that the estimated results will be achieved. Actual results may vary materially from the guidance we provide today. In relation to the use of non-GAAP financial information see the note regarding “Use of Non-GAAP Financial Information” elsewhere in this release. For the factors, risks and uncertainties to which judgments, estimates and forward-looking statements generally are subject see the note regarding “Forward-looking Statements.” We undertake no obligation to publicly update or revise any forward-looking statements, including the guidance set forth herein, to reflect future events or circumstances. Considering the uncertain magnitude and variability of the foreign exchange consequences upon “PPA effects”, “restructuring costs”, “other incidental items” and any interest expense or taxes in future periods, management believes that GAAP financial measures are not available for NXP without unreasonable efforts on a forward looking basis.

Discussion of GAAP to non-GAAP Reconciliations

In addition to providing financial information on a basis consistent with U.S. generally accepted accounting principles (“GAAP”), NXP also provides the following selected financial measures on a non-GAAP basis: (i) “non-GAAP gross profit,” (ii) “non-GAAP gross margin,” (iii) “non-GAAP Research and development,” (iv) “non-GAAP Selling, general and administrative,” (v) non-GAAP Other income,” (vi) “non-GAAP operating income (loss),” (vii) “non-GAAP operating margin,” (viii) “non-GAAP net income/ (loss),” (ix) “PPA effects,” (x) “Restructuring costs,” (xi) “Stock based compensation,” (xii) “Other incidental items,” (xiii) “non-GAAP Financial Income (expense),” (xiv) “non-GAAP Results relating to equity-accounted investees,” (xv) “non-GAAP Cash tax (expense),” (xvi) “diluted non-GAAP EPS,” (xvii) “EBITDA,” “adjusted EBITDA” and “trailing 12 month adjusted EBITDA,” (xviii) “net debt” and (xix) “non-GAAP free cash flow.”

In this release, references to:

•	“non-GAAP gross profit,” “non-GAAP research and development,” “non-GAAP Selling, general and administrative,” “non-GAAP Other income,” “non-GAAP operating income (loss),” and “non-GAAP net income/ (loss)” are to NXP’s gross profit, research and development, selling general and administrative, operating income and net income/ (loss) calculated on a basis consistent with GAAP, net of the effects of purchase price accounting (“PPA”), restructuring costs, stock-based compensation, other incidental items and certain other adjustments. “PPA effects” reflect the fair value adjustments impacting acquisition accounting and other acquisition adjustments charged to the income statement applied to the formation of NXP on September 29, 2006 and all subsequent acquisitions. “Restructuring costs” consist of costs related to restructuring programs and gains and losses resulting from divestment activities and impairment charges. “Stock based compensation” consists of incentive expense granted to eligible employees in the form of equity based instruments. “Other incidental items” consist of process and product transfer costs (which refer to the costs incurred in transferring a production process and products from one manufacturing site to another) and certain charges related to acquisitions and divestitures. “Other adjustments” include or exclude certain items that management believes provides insight into our core operating results, our ability to generate cash and underlying business trends affecting our performance.

•	“non-GAAP gross margin” and “non-GAAP operating margin” are to our non-GAAP gross profit or our non-GAAP operating income as a percentage of our sales, respectively;

•	“non-GAAP Financial Income (expense)” is the interest income or expense net of impacts due to foreign exchange changes on our Euro-denominated debt, gains or losses due to the extinguishment of long-term debt and less other financial expenses deemed to be one-time in nature;

•	“non-GAAP Cash tax (expense)” is the difference between our GAAP tax provision and the cash taxes paid during the period;

•	“diluted non-GAAP EPS” attributable to stockholders are to non-GAAP net income or loss attributable to NXP’s stockholders, divided by the diluted weighted average number of common shares outstanding during the period, adjusted for treasury shares held;

•	“EBITDA” are to NXP’s earnings before financial income (expense), taxes, depreciation and amortization. “EBITDA” excludes certain tax payments that may represent a reduction in cash available to us, does not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future, does not reflect changes in, or cash requirements for, our working capital needs and does not reflect the significant financial expense, or the cash requirements necessary to service interest payments, on our debts;

•	“adjusted EBITDA” is to EBITDA after adjustments for “restructuring costs,” “stock-based compensation,” “other incidental items,” “other adjustments” and results related to equity accounted investees.

•	“trailing 12 month adjusted EBITDA” are to adjusted EBITDA for the last 12 months; and

•	“net debt” is to the sum total of long and short term debt less total cash and cash equivalents, as reflected on the balance sheet.

•	“non-GAAP free cash flow” is the sum of our Net cash provided by (used for) operating activities and our net Capital expenditure on property, plant and equipment, as reflected on the cash flow statement

Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).”

NXP provides non-GAAP measures because management believes that they are helpful to understand the underlying operating and profit structure of NXP’s operations, to provide additional insight as to how management assesses the performance and allocation of resources among its various segments and because the financial community uses them in its analysis of NXP’s operating and/or financial performance, historical results and projections of NXP’s future operating results. NXP presents “non-GAAP gross profit,” “non-GAAP research and development,” “non-GAAP Selling, general and administrative,” “non-GAAP Other income,” “non-GAAP operating income,” “non-GAAP net income/ (loss),” “non-GAAP gross margin,” “non-GAAP operating margin” and “non-GAAP EPS” because these financials measures are net of “PPA effects,” “restructuring costs,” “stock based compensation,” “other incidental items,” and “other adjustments” which have affected the comparability of NXP’s results over the years. NXP presents “EBITDA,” “adjusted EBITDA” and “trailing 12 month adjusted EBITDA” because these financials measures enhance an investor’s understanding of NXP’s financial performance.

Non-GAAP measures should not be considered a substitute for any information derived or calculated in accordance with GAAP, are not intended to be measures of financial performance or condition, liquidity, profitability or operating cash flows in accordance with GAAP, and should not be considered as alternatives to net income (loss), operating income or any other performance measures determined in accordance with GAAP. These non-GAAP measures can vary from other participants in the semiconductor industry. They have limitations as analytical tools and should not be considered in isolation for analysis of NXP’s financial results as reported under GAAP.

Conference Call and Webcast Information

NXP will host a conference call on February 6, 2014 at 8:00 a.m. U.S. Eastern Daylight Time (2:00 p.m. Central European Time) to discuss its fourth quarter 2013 financial results and provide an outlook for the first quarter of 2014.

Interested parties may join the conference call by dialing 1—877—703—6108 (within the U.S.) or 1—857—244—7307 (outside the U.S.). The participant pass-code is 40268473. To listen to a webcast of the event, please visit the Investor Relations section of the NXP website at www.nxp.com/investor. The webcast will be recorded and available for replay shortly after the call concludes.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) creates solutions that enable secure connections for a smarter world. Building on its expertise in High Performance Mixed Signal electronics, NXP is driving innovation in the automotive, identification and mobile industries, and in application areas including wireless infrastructure, lighting, healthcare, industrial, consumer tech and computing. NXP has operations in more than 25 countries, and posted revenue of $4.82 billion in 2013. Find out more at www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NXP’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

For further information, please contact:

Investors:	Media:
Jeff Palmer	Joon Knapen
jeff.palmer@nxp.com	joon.knapen@nxp.com
+1 408 518 5411	+31 619 303 857

NXP Semiconductors

Table 1: Condensed consolidated statement of operations (unaudited)

	Three Months Ended			Full Year
	Dec. 31,	Sept. 29,	Dec. 31,
($ in millions except share data)	2013	2013	2012	2013	2012
Revenue	$1,293	$1,249	$1,116	$4,815	$4,358
Cost of revenue	(704)	(679)	(626)	(2,638)	(2,370)

Gross profit	589	570	490	2,177	1,988
Research and development	(168)	(163)	(171)	(639)	(628)
Selling, general and administrative	(224)	(239)	(288)	(896)	(977)

Total operating expenses	(392)	(402)	(459)	(1,535)	(1,605)
Other income (expense)	1	—	2	9	29

Operating income (loss)	198	168	33	651	412
Financial income (expense):
Interest income (expense)—net	(39)	(44)	(55)	(179)	(266)
Foreign exchange gain (loss)	31	52	31	62	28
Gain (loss) on extinguishment of long term debt	(54)	—	(114)	(114)	(161)
Other financial expense	(17)	(5)	(15)	(43)	(38)

Income (loss) before taxes	119	171	(120)	377	(25)
Benefit (provision) for income taxes	(10)	(1)	7	(20)	(1)
Results relating to equity-accounted investees	6	2	15	58	(27)

Income (loss) from continuing operations	115	172	(98)	415	(53)
Income (loss) on discontinued operations, net of tax	—	—	—	—	1

Net income (loss)	115	172	(98)	415	(52)
Net (income) loss attributable to non-controlling interests	(19)	(17)	(18)	(67)	(63)

Net income (loss) attributable to stockholders	96	155	(116)	348	(115)
Earnings per share data:
Net income (loss) attributable to stockholders per common share
Basic earnings per common share in $	$0.39	$0.62	$(0.47)	$1.40	$(0.46)
Diluted earnings per common share in $	$0.37	$0.60	$(0.47)	$1.36	$(0.46)
Weighted average number of shares of common stock (in thousands):
Basic	246,842	248,794	248,505	248,526	248,064
Diluted	256,162	256,777	248,505	255,050	248,064

NXP Semiconductors

Table 2: Condensed consolidated balance sheet (unaudited)

	As of
	Dec. 31,	Sept. 29,	Dec. 31,
($ in millions)	2013	2013	2012
Current assets:
Cash and cash equivalents	$670	$941	$617
Accounts receivable – net	501	530	459
Other receivables	41	52	51
Assets held for sale	13	9	10
Inventories	740	754	715
Other current assets	127	127	102
Total current assets	2,092	2,413	1,954
Non-current assets:
Investments in equity-accounted investees	52	50	45
Other non-current assets	144	139	128
Property, plant and equipment	1,048	1,032	1,070
Identified intangible assets	755	792	965
Goodwill	2,358	2,318	2,277
Total non-current assets	4,357	4,331	4,485

Total assets	6,449	6,744	6,439

Current liabilities:
Accounts payable	544	545	562
Liabilities held for sale	1	—	—
Accrued liabilities	608	595	627
Short-term debt	40	465	307
Total current liabilities	1,193	1,605	1,496
Non-current liabilities:
Long-term debt	3,281	3,232	3,185
Other non-current liabilities	429	469	474

Total non-current liabilities	3,710	3,701	3,659
Non-controlling interests	245	236	235
Stockholders’ equity	1,301	1,202	1,049

Total equity	1,546	1,438	1,284
Total liabilities and equity	6,449	6,744	6,439

NXP Semiconductors

Table 3: Condensed consolidated statement of cash flows (unaudited)

	Three Months Ended			Full Year
	Dec. 31,	Sept. 29,	Dec. 31,
($ in millions)	2013	2013	2012	2013	2012
Cash Flows from operating activities
Net income (loss)	$115	$172	$(98)	$415	$(52)
(Income) loss from discontinued operations, net of tax	$—	—	—	$—	(1)
Adjustments to reconcile net income (loss):
Depreciation and amortization	113	137	132	514	533
Stock-based compensation	31	20	16	88	52
Net (gain) loss on sale of assets	—	—	(1)	(2)	(20)
(Gain) loss on extinguishment of debt	54	—	114	114	161
Results relating to equity accounted investees	(6)	(2)	(15)	(58)	27
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables	37	(20)	18	(24)	(6)
(Increase) decrease in inventories	13	(5)	(41)	(22)	(61)
Increase (decrease) in trade payables	(4)	17	10	(25)	101
(Increase) decrease in other receivables	10	3	33	1	47
Increase (decrease) in other payables	(21)	29	34	(53)	(35)
Changes in deferred taxes	1	—	(8)	3	(18)
Exchange differences	(31)	(52)	(31)	(62)	(28)
Other items	2	(1)	1	2	22

Net cash provided by (used for) operating activities	314	298	164	891	722
Cash flows from investing activities:
Purchase of identified intangible assets	(8)	(10)	(8)	(35)	(29)
Capital expenditures on property, plant and equipment	(71)	(54)	(46)	(215)	(251)
Proceeds from disposals of property, plant and equipment	1	—	1	6	2
Proceeds from sale of interests in businesses	3	—	(1)	3	26
Purchase of interests in businesses	—	(1)	—	(1)	(2)
Proceeds from return of equity investment	3	—	12	4	12
Other	(3)	(1)	(3)	(2)	(1)

Net cash (used for) provided by investing activities	(75)	(66)	(45)	(240)	(243)
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	(2)	(7)	—	(11)	—
Repayments under the revolving credit facility	—	(175)	—	(610)	(530)
Amounts drawn under the revolving credit facility	150	—	100	530	760
Repurchase of long-term debt	(575)	—	(802)	(2,429)	(1,676)
Principal payments on long-term debt	(7)	(2)	(6)	(18)	(20)
Net proceeds from the issuance of long-term debt	1	495	493	2,228	958
Dividends paid to non-controlling interests	(1)	(47)	—	(48)	(40)
Purchase of non-controlling interests (shares)	(12)	—	—	(12)	—
Cash proceeds from exercise of stock options	98	29	6	177	14
Purchase of treasury shares	(163)	(159)	—	(405)	(40)

Net cash provided by (used for) financing activities	(511)	134	(209)	(598)	(574)
Net cash provided by (used for) continuing operations	(272)	366	(90)	53	(95)
Cash flows from discontinued operations:
Net cash provided by (used for) operating activities	—	—	—	—	—
Net cash provided by (used for) investing activities	—	—	—	—	(45)
Net cash provided by (used for) financing activities	—	—	—	—	—

Net cash provided by (used for) discontinued operations	—	—	—	—	(45)

Net cash provided by (used for) contining and discontinued operations	(272)	366	(90)	53	(140)
Effect of changes in exchange rates on cash positions	1	6	5	—	14

Increase (decrease) in cash and cash equivalents	(271)	372	(85)	53	(126)
Cash and cash equivalents at beginning of period	941	569	702	617	743

Cash and cash equivalents at end of period	670	941	617	670	617
Non-Cash Financing
Exchange of Term Loan C for Term Loan D	400	—	—	400	—

NXP Semiconductors

Table 4: Reconciliation of GAAP to non-GAAP Segment Results (unaudited)

	Three Months Ended			Full Year
	Dec. 31,	Sept. 29,	Dec. 31,
($ in millions)	2013	2013	2012	2013	2012
High Performance Mixed Signal (HPMS)	957	922	785	3,533	2,976
Standard Products	294	291	287	1,145	1,168

Product Revenue	1,251	1,213	1,072	4,678	4,144
Corporate and Other	42	36	44	137	214

Total Revenue	$1,293	$1,249	$1,116	$4,815	$4,358

HPMS Revenue	$957	$922	$785	$3,533	$2,976
Percent of Total Revenue	74.0%	73.8%	70.3%	73.4%	68.3%
HPMS segment GAAP gross profit	523	493	427	1,905	1,656
PPA effects	(3)	—	—	(3)	(9)
Restructuring	(3)	(4)	(1)	(5)	(1)
Stock based compensation	(2)	(1)	—	(6)	(1)
Other incidentals	(10)	(1)	—	(12)	(3)
Other adjustments	—	—	—	(46)	46

HPMS segment non-GAAP gross profit	$541	$499	$428	$1,977	$1,624

HPMS segment GAAP gross margin	54.6%	53.5%	54.4%	53.9%	55.6%
HPMS segment non-GAAP gross margin	56.5%	54.1%	54.5%	56.0%	54.6%
HPMS segment GAAP operating profit	227	184	105	712	479
PPA effects	(26)	(46)	(45)	(163)	(190)
Restructuring	(2)	(4)	(26)	(4)	(24)
Stock based compensation	(24)	(16)	(12)	(68)	(37)
Other incidentals	(11)	(1)	(3)	(15)	2
Other adjustments	—	—	—	(46)	46

HPMS segment non-GAAP operating profit	$290	$251	$191	$1,008	$682

HPMS segment GAAP operating margin	23.7%	20.0%	13.4%	20.2%	16.1%
HPMS segment non-GAAP operating margin	30.3%	27.2%	24.3%	28.5%	22.9%
Standard Products Revenue	$294	$291	$287	$1,145	$1,168
Percent of Total Revenue	22.7%	23.3%	25.7%	23.8%	26.8%
Standard Products segment GAAP gross profit	66	81	70	285	346
PPA effects	(1)	—	—	(2)	(3)
Restructuring	(18)	(2)	(15)	(16)	(15)
Stock based compensation	(1)	—	(1)	(2)	(1)
Other incidentals	(6)	(2)	(1)	(12)	(1)

Standard Products segment non-GAAP gross profit	$92	$85	$87	$317	$366

Standard Products segment GAAP gross margin	22.4%	27.8%	24.4%	24.9%	29.6%
Standard Products segment non-GAAP gross margin	31.3%	29.2%	30.3%	27.7%	31.3%
Standard Products segment GAAP operating profit	2	21	2	39	89
PPA effects	(15)	(14)	(15)	(59)	(60)
Restructuring	(18)	(2)	(19)	(16)	(19)
Stock based compensation	(7)	(4)	(4)	(19)	(11)
Other incidentals	(6)	(2)	(1)	(12)	—

Standard Products segment non-GAAP operating profit	$48	$43	$41	$145	$179

Standard Products segment GAAP operating margin	0.7%	7.2%	0.7%	3.4%	7.6%
Standard Products segment non-GAAP operating margin	16.3%	14.8%	14.3%	12.7%	15.3%
Corporate and Other Revenue	$42	$36	$44	$137	$214
Percent of Total Revenue	3.3%	2.9%	4.0%	2.8%	4.9%
Corporate and Other segment GAAP gross profit	—	(4)	(7)	(13)	(14)
PPA effects	(2)	(2)	(2)	(9)	(8)
Restructuring	—	(1)	(4)	(3)	(7)
Stock based compensation	—	—	—	—	—
Other incidentals	(1)	(2)	(1)	(5)	(5)

Corporate and Other segment non-GAAP gross profit	$3	$1	$—	$4	$6

Corporate and Other segment GAAP gross margin	0.0%	-11.1%	-15.9%	-9.5%	-6.5%
Corporate and Other segment non-GAAP gross margin	7.1%	2.8%	0.0%	2.9%	2.8%
Corporate and Other segment GAAP operating profit	(31)	(37)	(74)	(100)	(156)
PPA effects	(6)	(6)	(6)	(24)	(23)
Restructuring	(3)	(17)	(53)	(20)	(68)
Stock based compensation	—	—	—	(1)	(4)
Other incidentals	(8)	(5)	(8)	(22)	(34)

Corporate and Other segment non-GAAP operating profit	$(14)	$(9)	$(7)	$(33)	$(27)

Corporate and Other segment GAAP operating margin	-73.8%	-102.8%	-168.2%	-73.0%	-72.9%
Corporate and Other segment non-GAAP operating margin	-33.3%	-25.0%	-15.9%	-24.1%	-12.6%

NXP Semiconductors

Table 5: Financial Reconciliation of GAAP to non-GAAP Results (unaudited)

	Three Months Ended				Full Year
($ in millions except share data)	Dec. 31, 2013		Sept. 29, 2013	Dec. 31, 2012	2013		2012
Revenue	$1,293		$1,249	$1,116	$4,815		$4,358
GAAP Gross profit	$589		$570	$490	$2,177		$1,988
PPA effects	(6)		(2)	(2)	(14)		(20)
Restructuring	(21)		(7)	(20)	(24)		(23)
Stock Based Compensation	(3)		(1)	(1)	(8)		(2)
Other incidentals	(17)		(5)	(2)	(29)		(9)
Other adjustments	—		—	—	(46)		46

Non-GAAP Gross profit	$636		$585	$515	$2,298		$1,996

GAAP Gross margin	45.6%		45.6%	43.9%	45.2%		45.6%
Non-GAAP Gross margin	49.2%		46.8%	46.1%	47.7%		45.8%
GAAP Research and development	$(168)		$(163)	$(171)	$(639)		$(628)
PPA effects	—		—	—	—		—
Restructuring	1		—	(23)	1		(22)
Stock based compensation	(5)		(3)	(2)	(13)		(5)
Other incidentals	(1)		—	(1)	(3)		(12)

Non-GAAP Research and development	$(163)		$(160)	$(145)	$(624)		$(589)

GAAP Selling, general and administrative	$(224)		$(239)	$(288)	$(896)		$(977)
PPA effects	(41)		(64)	(64)	(232)		(253)
Restructuring	(3)		(16)	(55)	(17)		(67)
Stock based compensation	(23)		(16)	(13)	(67)		(45)
Other incidentals	(7)		(3)	(8)	(17)		(32)

Non-GAAP Selling, general and administrative	$(150)		$(140)	$(148)	$(563)		$(580)

GAAP Other income (expense)	$1		$—	$2	$9		$29
PPA effects	—		—	—	—		—
Restructuring	—		—	—	—		1
Other incidentals	—		—	(1)	—		21

Non-GAAP Other income (expense)	$1		$—	$3	$9		$7

GAAP Operating income (loss)	$198		$168	$33	$651		$412
PPA effects	(47)		(66)	(66)	(246)		(273)
Restructuring	(23)		(23)	(98)	(40)		(111)
Stock based compensation	(31)		(20)	(16)	(88)		(52)
Other incidentals	(25)		(8)	(12)	(49)		(32)
Other adjustments	—		—	—	(46)		46

Non-GAAP Operating income (loss)	$324		$285	$225	$1,120		$834

GAAP Operating margin	15.3%		13.5%	3.0%	13.5%		9.5%
Non-GAAP Operating margin	25.1%		22.8%	20.2%	23.3%		19.1%
GAAP Financial income (expense)	$(79)		$3	$(153)	$(274)		$437
Foreign exchange gain (loss) on debt	31		52	31	62		28
Gain (loss) on extinguishment of long term debt	(54)		—	(114)	(114)		(161)
Other financial expense	(17)		(5)	(15)	(43)		(38)

Non-GAAP Financial income (expense)	$(39)		$(44)	$(55)	$(179)		$(266)

GAAP Income tax benefit (provision)	$(10)		$(1)	$7	$(20)		$(1)
Other adjustments	3		4	17	14		27

Non-GAAP Cash tax (expense)	$(13)		$(5)	$(10)	$(34)		$(28)

GAAP Results relating to equity-accounted investees	$6		$2	$15	$58		$(27)
Other adjustments	6		2	15	58		(27)

Non-GAAP Results relating to equity-accounted investees	$—		$—	$—	$—		—

GAAP Income (loss) from continuing operations	$115		$172	$(98)	$415		$(53)
PPA effects	(47)		(66)	(66)	(246)		(273)
Restructuring	(23)		(23)	(98)	(40)		(111)
Stock based compensation	(31)		(20)	(16)	(88)		(52)
Other incidentals	(25)		(8)	(12)	(49)		(32)
Other adjustments	(31	)1)	53	(66)	(69	)1)	(125)

Non-GAAP Income (loss) from continuing operations	$272		$236	$160	$907		$540

GAAP income (loss) on discontinued operations of tax	$—		—	—	$—		$1
Other adjustments	$—		—	—	$—		$1

Non-GAAP income (loss) on discontinued operations	—		—	—	—		—
GAAP Net income (loss) attributable to stockholders	$96		$155	$(116)	$348		$(115)
PPA effects	(47)		(66)	(66)	(246)		(273)
Restructuring	(23)		(23)	(98)	(40)		(111)
Stock based compensation	(31)		(20)	(16)	(88)		(52)
Other incidentals	(25)		(8)	(12)	(49)		(32)
Other adjustments	(31)		53	(66)	(69)		(124)

Non-GAAP Net income (loss) attributable to stockholders	$253		$219	$142	$840		$477

GAAP Weighted average shares—diluted	256,162		256,777	248,505	255,050		248,526
Non-GAAP Adjustment	—		—	5,474	—		5,007

Non-GAAP Weighted average shares—diluted	256,162		256,777	253,979	255,050		253,071

GAAP Diluted net income (loss) attributable to stockholders per share	$0.37		$0.60	$(0.47)	$1.36		$(0.46)
Non-GAAP Diluted net income (loss) attributable to stockholders per share	$0.99		$0.85	$0.56	$3.29		$1.88

1)	Includes: During 4Q13: Foreign exchange gain on debt: $31 million; Loss on extinguishment of long-term debt: ($ 54) million; Other financial expense: ($ 17) million; Results relating to equity-accounted investees: $6 million; and difference between book and cash income taxes: $3 million; for the full year 2013: Other adjustments Cost of Revenue ($46) million; Foreign exchange gain on debt: $62 million; Loss on extinguishment of long-term debt: ($114) million; Other financial expense: ($43) million; Results relating to equity-accounted investees: $58 million; and difference between book and cash income taxes: $14 million.

NXP Semiconductors

Table 6: Adjusted EBITDA and Free Cash Flow (unaudited)

	Three Months Ended			Full Year
($ in millions)	Dec. 31, 2013	Sept. 29, 2013	Dec. 31, 2012	2013	2012
Net Income	$115	$172	$(98)	$415	$(52)

Income (loss) from discontinued operations	$—	—	—	$—	$1

Income (loss) from continuing operations	$115	$172	$(98)	$415	$(53)
Reconciling items to EBITDA
Financial (income) expense	79	(3)	153	274	437
(Benefit) provision for income taxes	10	1	(7)	20	1
Depreciation	61	63	63	246	247
Amortization	52	74	69	268	286

EBITDA	$317	$307	$180	$1,223	$918

Reconciling items to adjusted EBITDA
Results of equity-accounted investees	(6)	(2)	(15)	(58)	27
Restructuring 1)	21	17	98	31	109
Stock based compensation	31	20	16	88	52
Other incidental items 1)	24	8	11	46	30
Other adjustments	—	—	—	46	(46)

Adjusted EBITDA	$387	$350	$290	$1,376	$1,090

Trailing twelve month adjusted EBITDA	$1,376	$1,279	$1,090	$1,376	$1,090

1) Excluding depreciation property, plant and equipment and amortization software related to:

Restructuring	2	6	—	9	2
Other incidental items	1	—	1	3	2
Net cash provided by (used for) operating activities	$314	$298	$164	$891	$722

Net capital expenditures on property, plant and equipment	(70)	(54)	(45)	(209)	(249)

Non-GAAP free cash flow	$244	$244	$119	$682	$473
Non-GAAP free cash flow as a percent of Revenue	19%	20%	11%	14%	11%